Exhibit 99.1

AnPac Bio Reports 48.8% Decrease in Net Loss in First Half of 2022

PHILADELPHIA, December 16, 2022 (GLOBE NEWSWIRE) — AnPac Bio-Medical Science Co., Ltd. (“AnPac Bio,” the “Company” or “we”) (NASDAQ: ANPC), a biotechnology company with operations in China and the United States, announced today its unaudited financial results for the six months ended June 30, 2022.

Financial highlights for the First Half of 2022

●	Total revenue was approximately RMB5.2 million (US$778,000) for the six months ended June 30, 2022, a decrease of 43.7% from approximately RMB9.3 million for the same period of 2021.

●	Gross profit margin was 64.9% for the six months ended June 30, 2022, representing an increase of 3.5% from 61.4% for the same period of 2021.

●	The average selling price (“ASP”) of CDA-based tests was RMB233 (US$36.8) for the six months ended June 30, 2022, a decrease of RMB168.0, or 50.9% from RMB456.5 for the same period of 2021, primarily due to focusing on more conventional cancer detection tests at lower prices.

●	Net loss was approximately RMB48.8 million (US$7.3 million) for the six months ended June 30, 2022, compared to a net loss of approximately RMB57.7 million for the same period of 2021, 15.4% decrease from the same period in 2021. The net loss for the six months ended June 30, 2022 was mainly attributable to approximately RMB5.4 million (US$800,000) of selling and marketing expenses, approximately RMB4.3 million (US$646,000) of research and development expenses, approximately RMB23.8 million (US$3.6 million) of general and administrative expenses, and approximately $20.7 million (US$3.1 million) of impairment of intangible assets and goodwill.

●	Non-GAAP net loss¹ was approximately RMB44.4 million (US$6.6 million) for the six months ended June 30, 2022, compared to a non-GAAP net loss of approximately RMB37.4 million for the same period of 2021. Non-GAAP net loss was increased by 18.6% compared with the same period of 2021

●	Short-term debt was approximately RMB5.9 million (US$883,000) as of June 30, 2022, a decrease of 82.5% from approximately RMB33.8 million at the end of last fiscal year (December 31, 2021). The decrease in short-term debt was mainly because the company issued an aggregate of 4,842,197 shares for the Registered Convertible Debentures in principal balance of approximately RMB18.8 million (US$2.8 million) by March 16, 2022 and issued an aggregate of 3,232,397 shares for the Ascent Convertible Debentures in principal balance of approximately RMB4.7 million (US$703,000) by April 27, 2022.

(1) Non-GAAP net loss is defined as net loss excluding change in fair value of convertible debts and share-based compensation. For more information, refer to “Use of Non-GAAP Financial Measures” and “Reconciliations of Non-GAAP Results” at the end of this press release.

Business Highlights for the First Half of 2022

●	The Company continued to receive validation on the efficacy of CDA testing through clinical study follow-ups. As of June 30, 2022, AnPac Bio had contacted 29,005 individuals tested using CDA packages in China and received substantive feedback regarding health conditions and disease development from 16,976 individuals.

●	As of June 30, 2022, the Company filed 260 patent applications globally, among which 155 patents had been granted, including 22 patents granted in the United States, 68 in greater China (including eight in Taiwan), and 65 in other countries and regions.

●	The Company continued to build a cancer risk assessment database, which totaled approximately 270,361 samples as of June 2022, 2022, including approximately 226,065 samples from commercial CDA-based tests and approximately 44,296 samples from research studies.

●	The Company delivered an aggregate of 8,074,594 shares reserved for convertible debentures in principal balance of approximately RMB23.5 million (US$3.5 million) by June 30, 2022 at conversion prices ranging from US$0.16 to US$1.0 per share. The Company also issued 6,000,000 shares as reserve for potential convertible loans conversion in the first quarter of 2022.

●	On September 9, 2022, the Company received a Staff determination letter (the “Letter”) from the Listing Qualifications Department of The Nasdaq Stock Market LLC (“Nasdaq”) notifying the Company of the Staff’s determination to delist the Company’s securities from The Nasdaq Capital Market due to its failure to regain compliance with the $1 Bid Rule within the 180 calendar day Compliance Period. On November 30, 2022, the Company has been notified by the Office of the General Counsel of The Nasdaq Stock Market LLC that the Company has regained compliance with the $1 per share bid price requirement of Listed Securities required for continued listing as set forth in Listing Rule 5450(a)(1). The Company will remain under the Mandatory Panel Monitor until June 9, 2023, imposed by a previous Hearings Panel’s decision on June 9, 2022.

Dr. Chris Yu, Co-CEO of AnPac Bio commented: “The first half year of 2022 was challenging due to COVID-19, especially in Shanghai area between early March to early May, 2022, which affected our business and resulted in reduced paid cancer tests and hence revenue. However, we had a very strong June, 2022 in paid cancer tests. We have also made significant efforts in reducing our costs including head counts, which has been effective and resulted in our reduced loss. We continue to advance our CDA technology in a number of areas including our multi-year follow-up study in enrolled individuals who had CDA tests. We reported multi-year clinical trial results in our CDA technology for lung cancer treatment prognosis in April’s American Association for Cancer Research (AACR) conference. In the third quarter, we worked closely with our three selected hospitals for completing remaining paper work for third class medical device clinical trials (assisting in diagnosis for lung cancer utility). We also aggressively pushed marketing and sales in the second half year. The second half year is traditionally our stronger season in paid cancer testing compared with the first half year. Further, overall, we did not lose major customers in the first half year. Instead, those customers postponed the paid cancer tests to the second half year. In addition, due to our strong cost reduction efforts in the first half of year, we expect that our costs will continue to reduce and loss will further narrow.”

Key Items of Financial Results the First Half of 2022

Going concern Uncertainty

The Group’s principal sources of liquidity have been cash generated from financing and operating activities. As of June 30, 2022, the Group had RMB6,890 (US$1,029) of cash and cash equivalents and a working capital deficit of RMB5,391 (US$805). For the six months ended June 30, 2021 and 2022, the Group incurred continuous losses of RMB57,689 and RMB48,815 (US$7,289), respectively. The recent resurgence of COVID-19 and lockdown policies in Shanghai, China also has negative impact on the Group’s operation. The above-mentioned facts raise substantial doubt about the Group’s ability to continue as a going concern. In assessing its liquidity, management monitors and analyzes the Group’s cash on-hand, its ability to generate sufficient revenue sources in the future, and its operating and capital expenditure commitments. With respect to capital funding requirements, the Group budgeted capital spending based on ongoing assessments of needs to maintain adequate cash. The Group intends to finance its future working capital requirements and capital expenditures from financing activities until the Group’s operating activities generate positive cash flows, if ever. Management expects continuous capital financing through debt or equity issuances to support its working capital requirements

The Group can make no assurances that required financings will be available for the amounts needed, or on terms commercially acceptable to the Group, if at all. If one or all of these events does not occur or subsequent capital raises are insufficient to bridge financial and liquidity shortfall, there would likely be a material adverse effect on the Group and its financial statements.

Revenues

Total revenues decreased by 43.7% or approximately RMB 4.0 million to approximately RMB5.2 million (US$779,000) for the six months ended June 30, 2022 from approximately RMB9.3 million for the same period of 2021, primarily due to a significant decrease of approximately RMB5.5 million in our revenue from cancer screening and detection tests, offset by an increase of approximately RMB1.2 million in revenue from technology service we started from the second half fiscal year of 2021.

Significant decrease in revenue from cancer screening and detection tests was driven by a decrease of 50.9% in the average selling price year over year, primarily due to focusing on more conventional cancer detection tests at lower prices and a decrease of 17.9% in volume of cancer screening and detection tests compared to the same period of 2021, caused by COVID-19 lockdown in Shanghai from late March 2022 to end of May 2022.

Cost of Revenues

Cost of revenues decreased by 48.7% to approximately RMB1.8 million (US$274,000) for the six months ended June 30, 2022 from approximately RMB3.6 million for the same period of 2021, primarily due to the decrease of approximately RMB2.2 million cost of revenue from cancer screening and detection test, which was in line with the decrease in our revenue from sales of cancer screening and detection tests. Offset by the increased cost of revenues from technology services and retail products was approximately RMB441,000, no such cost incurred for the same period of 2021.

Gross Profit and Gross Margin

Gross margin was 64.9% for the six months ended June 30, 2022, representing an increase from 61.4% for the same period of 2021, primarily due to higher gross margin in technology service. The gross margin is 72.5% for the technology service, which is higher than the average gross margin for other revenue streams. Technology service is a new revenue stream since the second half year of fiscal year 2021, which led to the increase of the total gross margin for the six months ended June 30, 2022 compared with the six months ended June 30, 2021.

Selling and Marketing Expenses

Selling and marketing expenses decreased by 50.5% to approximately RMB5.4 million (US$800,000) for the six months ended June 30, 2022 from approximately RMB10.8 million for the same period of 2021, primarily due to less marketing activities caused by COVID-19 in Shanghai.

Research and Development Expenses

Research and development expenses decreased by 22.9% to approximately RMB4.3 million (US$646,000) for the six months ended June 30, 2022 from approximately RMB5.6 million for the same period of 2021, primarily due to a decrease of RMB 583,000 in share base compensation and a decrease of RMB 580,000 in testing materials expense due to less research and development activities for the six months ended June 30, 2022 compared to the same period of 2021.

General and Administrative Expenses

General and administrative expenses decreased by 42.8% to approximately RMB23.8 million (US$3.6 million) for the six months ended June 30, 2022 from approximately RMB41.6 million for the same period of 2021, primarily due to a decrease of RMB 10.5 million in share-based compensation and a decrease of RMB3.4 in professional consulting expenses.

Change in fair value of convertible debt

The Company recognized the convertible debt at fair value. For the six months ended June 30 2022 and 2021, the Company recognized an aggregated unrealized gain of approximately RMB139,000 (US$21,000) and an aggregated unrealized loss of approximately RMB4.3 million, respectively, due to changes in fair value of convertible debt.

Impairment of intangible assets and goodwill

On August 15, 2021, the Company completed a step acquisition of 60% equity interest in Anpai Shanghai, consisting of an acquisition of 40% equity interest of Anpai Shanghai acquired from Dr. Chang Yu. Due to the slow development of Anpai Shanghai, the Company evaluated the recoverability of long-lived assets by comparing the carrying amount of the assets to the future undiscounted cash flows expected to result from the use of the assets and their eventual disposition and determined that the fair value of intangible assets of Anpai Shanghai. was nil. Therefore, the Company impaired the intangible assets acquired from the acquisition of Anpai Shanghai of RMB7.9 million (US$1.2 million) and goodwill of RMB12.8 million (US$1.9 million).

Net Loss

Net loss decreased to approximately RMB48.8 million (US$7.3 million) for the six months ended June 30, compared to approximately RMB57.7 million for the same period of 2021. Basic and diluted loss per share was RMB2.04 (US$0.30) for the six months ended June 30, 2022 compared to that of RMB4.58 for the same period of 2021.

Balance Sheet

As of June 30, 2022, the Company had cash and cash equivalents of approximately RMB6.9 million (US$1.0 million), compared to approximately RMB9.3 million as of December 31, 2021.

The Company adopted ASU 2016-02, Leases (Topic 842) on January 1, 2022. The guidance requires the lessee to record operating leases on the balance sheet with a right-of-use asset and corresponding liability for future payment obligations. The Company recognized right of use assets and lease liabilities of approximately RMB8.4 million (US$1.3 million) and RMB8.6 million (US$1.3 million) as of June 30, 2022.

Subsequent events

On August 2, 2022, the Company’s board passed a preliminary plan to divestiture of Changwei System Technology (Shanghai) Co., Ltd., a subsidiary focusing on research and development. Management determined that this disposition does not represent strategic shift and has no significant effect on the Company’s operations and financial results, there was also no detail plan or potential buyer for the divestiture, therefore, no discontinued operations were presented.

On September 25, 2022, the Company entered into an investment agreement with Shanghai Stonedrop Investment Management center (an existing shareholder of the Company) who agreed to invest a total of $15 million in the Company in five installments: $3 million in the fourth quarter of 2022, $3 million in the second quarter of 2023, $3 million in the fourth quarter of 2023, $3 million invest in the second quarter of 2024 and another $3 million in the fourth quarter of 2024. The Company expects the first installment of investment to be completed by December 2022. This agreement supersedes the investment agreement signed on April 2, 2022. The Company has not received any money for this investment agreement till the filing date.

On September 25, 2022, the Company signed an investment agreement with Dr. Chris Chang Yu, who agreed to invest a total of $10 million in the Company in three installments: $3 million in the fourth quarter of 2022, $3 million in the third quarter of 2023 and $4 million in the third quarter of 2023. The purchase prices shall be 90% of the average closing share price of the first five trading days in (a) December 2022 for the first investment installment, (b) October 2023 and (c) February 2023. This agreement supersedes the investment agreement signed on April 7, 2022. The Company has not received any money for this investment agreement till the filing date.

On September 26, 2022, the Company signed nine investment agreements with nine investors (third parties), the investors agreed to invest approximately $3.7 million to the Company at price of $0.1 per share in exchange for 36,729,613 shares. The Company have received approximately $3.7 million by November 2022.

On October 3, 2022, the Company announced changes to its board composition and management team. Mr. Haohan Xu has been appointed as a director of the board of directors (the “Board”), Co-Chairperson of the Board and Co-Chief Executive Officer of the Company. Ms. Xiaoyu Li has been appointed as a director of the Board and as Co-Chief Financial Officer of the Company. Mr. Tianruo (Robert) Pu has been appointed as a director of the Board, chairperson of the audit committee and member of the compensation committee as well as nominating and corporate governance committee. Mr. Zhigang (Frank) Zhao has been appointed as a director of the Board, chairperson of the compensation committee and member of the audit committee as well as nominating and corporate governance committee. Mr. Honggang (Harvey) Tian has been appointed as a director of the Board, chairperson of the nominating and corporate governance committee and member of the audit committee as well as compensation committee. In relation to the above appointments, each of Xing Pu, Ren Luo, Jianhua Shao and Guo Feng will resign as a director and/or officer of the Company.

On October 12, 2022, the Company and Hunan Weitou Scientific Technology Co., Ltd. (“Weitou”) agreed to cancel the investment agreement signed on April 4, 2022, in which Weitou agreed to invest $3 million to the Company in exchange for 7,250,000 shares and provide $3 million continuous investment every six months up to 30 months after the first investment closed. The total investment is $15 million. The Company did not receive any money for this investment agreement from April 4, 2022 to the cancellation of the agreement.

On October 18, 2022, the Company announced that its Board of Directors authorized it to change the ratio of the Company’s American Depositary Shares (“ADSs”) to its Class A ordinary shares from one (1) ADS representing one (1) Class A ordinary share to one (1) ADS representing twenty (20) Class A ordinary shares. The change in the ADS ratio became effective on November 4, 2022. For the Company’s ADS holders, the change in the ADS ratio will have the same effect as a one-for-twenty reverse ADS split, with all fractional shares being redeemed.

On September 2, 2022, three investors (the “Plaintiffs") in the Company’s May 2022 private placements filed an action against the Company in the State of Delaware Court of Chancery, Chen Wenge, et al. v. AnPac Bio-Medical Science Co., Ltd., C.A. No. 2022-0779-PAF (the “Action”). The Plaintiffs sued the Company for breaches of the investment agreements of May 2022. The Plaintiffs claimed that the entry into certain investment agreements and a merger agreement breached or would breach the terms of the plaintiffs’ (and several other investors’) securities purchase agreements, including a right of first refusal and a prohibition against certain acquisitions and changes of business. The Court issued a temporary restraining order concerning enforcement of the private placements on September 3, 2022, amended the temporary restraining order on September 9, 2022, and further amended the temporary restraining order on September 23, 2022 (“TRO”). In order to settle the Action, on October 15, 2022, the Company entered into Stock Repurchase Agreement with the Plaintiffs and all other investors in the May 2022 private placements with the original investment of $3 million, who beneficially owned an aggregate of 12,492,283 ordinary shares (“Shares”) of the Company and warrants to purchase a total of 2,475,000 ordinary shares at various exercise prices (the “Warrants,” together with the Shares, the “Securities”), for total consideration of $1.5 million. The Company fully settled the Action by October 27, 2022. In connection with the settlement, by November 7, 2022, Yuyang Cui and Jiawen Kang resigned from the Board of Directors and Yuyang Cui resigned as co-CEO of the Company. The related warrants bought back were fully canceled and the ordinary shares bought back become the Company’s treasury shares.

About AnPac Bio

AnPac Bio is a biotechnology company focused on early cancer screening and detection, with 155 issued patents as of June 30, 2022. With two certified clinical laboratories in China and one CLIA and CAP accredited clinical laboratory in the United States, AnPac Bio performs a suite of cancer screening and detection tests, including CDA (Cancer Differentiation Analysis), bio-chemical, immunological, and genomics tests. According to a report by Frost & Sullivan, AnPac Bio ranked first globally in multi-cancer screening and detection test sample volume (accumulative to January 2021). AnPac Bio’s CDA technology platform has been shown in retrospective validation studies to be able to detect the risk of over 20 different cancer types with high sensitivity and specificity.

For more information, please visit: https://www.Anpacbio.com.

For investor and media inquiries, please contact:

Company:

Phil Case, Marketing and Investor Relations
Phone: +1-267-810-6776 (US)
Email: phil_case@AnPacbio.com

Investor Relations:

Ascent Investor Relations LLC
Tina Xiao, President
Phone: +1-917-609-0333 (US)
Email: tina.xiao@ascent-ir.com

Safe Harbor Statement

This announcement contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. These forward-looking statements are made under the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 and are relating to the Company’s future financial and operating performance. The Company has attempted to identify forward-looking statements by terminologies including “believes,” “estimates,” “anticipates,” “expects,” “plans,” “projects,” “intends,” “potential,” “target,” “aim,” “predict,” “outlook,” “seek,” “goal” “objective,” “assume,” “contemplate,” “continue,” “positioned,” “forecast,” “likely,” “may,” “could,” “might,” “will,” “should,” “approximately” or other words that convey uncertainty of future events or outcomes to identify these forward-looking statements. These statements are based on current expectations, assumptions and uncertainties involving judgments about, among other things, future economic, competitive and market conditions and future business decisions, all of which are difficult or impossible to predict accurately and many of which are beyond the Company’s control. These statements also involve known and unknown risks, uncertainties and other factors that may cause the Company’s actual results to be materially different from those expressed or implied by any forward-looking statement. Known and unknown risks, uncertainties and other factors include, but are not limited to, the implementation of our business model and growth strategies; trends and competition in the cancer screening and detection market; our expectations regarding demand for and market acceptance of our cancer screening and detection tests and our ability to expand our customer base; our ability to obtain and maintain intellectual property protections for our CDA technology and our continued research and development to keep pace with technology developments; our ability to obtain and maintain regulatory approvals from the NMPA, the FDA and the relevant U.S. states and have our laboratories certified or accredited by authorities including the CLIA; our future business development, financial condition and results of operations and our ability to obtain financing cost-effectively; potential changes of government regulations; general economic and business conditions in China and elsewhere; our ability to hire and maintain key personnel; our relationship with our major business partners and customers; and the duration of the coronavirus outbreaks and their potential adverse impact on the economic conditions and financial markets and our business and financial performance, such as resulting from reduced commercial activities due to quarantines and travel restrictions instituted by China, the U.S. and many other countries around the world to contain the spread of the virus. Additionally, all forward-looking statements are subject to the “Risk Factors” detailed from time to time in the Company’s most recent Annual Report on Form 20-F and other filings with the U.S. Securities and Exchange Commission. Because of these and other risks, uncertainties and assumptions, undue reliance should not be placed on these forward-looking statements. In addition, these statements speak only as of the date of this press release and, except as may be required by law, the Company undertakes no obligation to revise or update publicly any forward-looking statements for any reason.

ANPAC BIO-MEDICAL SCIENCE CO., LTD.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”), except for number of shares and per share data)

	December 31, 2021	June 30, 2022	June 30, 2022
	RMB	RMB	US$
ASSETS
Current assets:
Cash and cash equivalents	9,251	6,890	1,029
Prepaid expenses	4,704	15,136	2,260
Accounts receivable, net	5,554	5,044	753
Amounts due from related parties, net	200	868	130
Inventories, net	490	432	64
Other current assets, net	3,350	3,164	472
Total current assets	23,549	31,534	4,708

Property and equipment, net	20,264	19,142	2,858
Land use rights, net	1,138	1,125	168
Intangible assets, net	8,857	113	17
Goodwill	12,758	-	-
Right-of-use assets	-	8,396	1,253
Long-term investments	923	836	125
TOTAL ASSETS.	67,489	61,146	9,129

LIABILITIES AND SHAREHOLDERS’ DEFICIT
Current liabilities:
Short-term debts	33,759	5,915	883
Accounts payable	2,732	3,305	494
Advance from customers	4,174	4,563	681
Amounts due to related parties	2,471	1,474	220
Lease liability-current	-	1,029	154
Accrued expenses and other current liabilities	19,770	20,639	3,081
Total current liabilities	62,906	36,925	5,513

Deferred tax liabilities	2,158	-	-
Lease liability-non-current	-	7,530	1,124
Other long-term liabilities	1,107	1,094	163
TOTAL LIABILITIES.	66,171	45,549	6,800
Commitments and contingencies

Shareholders’ deficit:
Class A Ordinary shares (US$0.01 par value per share; 70,000,000 shares authorized, 16,604,402 and 37,591,891 shares issued and outstanding as of December 31, 2021 and June 30, 2022, respectively)	1,096	2,478	370
Class B Ordinary shares (US$0.01 par value per share; 30,000,000 authorized, 2,773,100 and 2,773,100 shares issued and outstanding as of December 31, 2021 and June 30, 2022, respectively)	185	185	28
Additional paid-in capital	465,334	527,208	78,710
Accumulated deficit	(475,646)	(523,721)	(78,189)
Accumulated other comprehensive income	4,532	4,370	652

Total AnPac Bio-Medical Science Co., Ltd. shareholders’ equity (deficit)	(4,499)	10,520	1,571
Non-controlling interests	5,817	5,077	758

Total shareholders’ equity	1,318	15,597	2,329

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	67,489	61,146	9,129

ANPAC BIO-MEDICAL SCIENCE CO., LTD.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”), except for number of shares and per share data)

	Six Months Ended June30,
	2021	2022	2022
	RMB	RMB	US$
Revenues:
Cancer screening and detection tests	9,240	3,736	558
Physical checkup packages	16	31	5
Technology service	-	1,239	185
Retail revenue	-	207	31
Total revenues	9,256	5,213	779

Cost of revenues	(3,574)	(1,832)	(274)

Gross Profit	5,682	3,381	505

Operating expenses:
Selling and marketing expenses	(10,812)	(5,357)	(800)
Research and development expenses	(5,616)	(4,330)	(646)
General and administrative expenses	(41,570)	(23,796)	(3,553)
Impairment intangible assets	-	(7,911)	(1,181)
Impairment of goodwill	-	(12,758)	(1,905)

Loss from operations	(52,316)	(50,771)	(7,580)

Non-operating income and expenses:
Interest expense, net	(2,220)	(192)	(29)
Foreign exchange loss, net	(173)	(506)	(76)
Share of net loss in equity method investments	(120)	(87)	(13)
Other income, net	1,442	472	70
Change in fair value of convertible debt	(4,346)	139	21

Loss before income taxes	(57,733)	(50,945)	(7,607)
Income tax benefit	44	2,130	318

Net loss	(57,689)	(48,815)	(7,289)

Net loss attributable to non-controlling interests	(653)	(740)	(110)

Net loss attributable to ordinary shareholders	(57,036)	(48,075)	(7,179)

Loss per share:
Class A and B Ordinary shares - basic and diluted	(4.58)	(2.04)	(0.30)

Weighted average shares outstanding used in calculating basic and diluted loss per share
Ordinary shares - basic and diluted	12,453,065	23,603,709	23,603,709

Other comprehensive income, net of tax:
Foreign currency translation adjustments	(536)	(162)	(24)

Total comprehensive loss	(58,225)	(48,977)	(7,313)
Total comprehensive loss attributable to non-controlling interests	(653)	(740)	(110)

Total comprehensive loss attributable to ordinary shareholders	(57,572)	(48,237)	(7,203)

Use of Non-GAAP Financial Measures

Non-GAAP net loss is calculated as net income adjusted for change in fair value of convertible debts and share-based compensation expense. The non-GAAP financial measures are presented to enhance investors’ overall understanding of the Company’s financial performance and should not be considered a substitute for, or superior to, the financial information prepared and presented in accordance with U.S. GAAP. Investors are encouraged to review the reconciliation of the historical non-GAAP financial measures to its most directly comparable GAAP financial measures. As non-GAAP financial measures have material limitations as analytical metrics and may not be calculated in the same manner by all companies, they may not be comparable to other similarly titled measures used by other companies. In light of the foregoing limitations, you should not consider non-GAAP financial measures as a substitute for, or superior to, such metrics in accordance with US GAAP.

Reconciliations of Non-GAAP Results

Reconciliations of Non-GAAP net loss

(All amounts in thousands, except share and per share data or otherwise stated)

	Six Months Ended June 30,
	2021	2022	2022
	RMB	RMB	US$
Net loss	(57,689)	(48,815)	(7,289)
Less:
Change in fair value of convertible debts	4,346	(139)	(21)
Share-based compensation expense	15,897	4,528	676
Non-GAAP net loss	(37,446)	(44,426)	(6,634)